FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of June 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE FINANCIAL STATEMENTS AND CONSENTS ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference are:

1.	Financial Statements of the Dimex Systems (1988) Ltd. as of December 31, 2007
2.	Financial Statements of the Summit Radio Corp. as of December 31, 2007
3.	Unaudited Pro Forma Condensed Combined Financial Statements of B.O.S Better Online Solutions Ltd.
4.	Consent of Chaikin, Cohen, Rubin & Co.
5.	Consent of Arik Eshel, CPA & ASSOC., PC

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: June 30, 2008

Dimex Systems (1988) Ltd.

Financial Statements on December 31, 2007

Dimex Systems (1988) Ltd.

Financial Statements December 31, 2007

Chaikin, Cohen, Rubin & Co.

Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 03-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

To the Shareholders of Dimex Systems (1988) Ltd.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Dimex Systems (1988) Ltd. (hereinafter, the Company) as of December 31, 2007 and 2006, and the consolidated balance sheet as of December 31, 2007 and the related statements of operations, statements of changes in shareholders’ equity and statements of cash flows of the Company for each of the two years ended and consolidated as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, including those prescribed by the Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above mentioned financial statements present fairly, in all material respects, the financial position of the Company and consolidated as of December 31, 2007 and 2006, and the consolidated as of December 31, 2007 and the results of operations, changes in shareholders’ equity, and cash flows of the for each of the two years ended and consolidated as of December 31, 2007.

Without qualifying our opinion, we wish to draw your attention to note 1E in the financial statements regarding discontinued operation.

Chaikin, Cohen, Rubin & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, April 2, 2008

The accompanying notes are an integral part of the financial statements

Dimex Systems (1988) Ltd.

Balance Sheets

		Consolidated	Company
		December 31,	December 31,
		2007	2007	2006
	Note	NIS (K)	NIS (K)	NIS (K)

Current Assets

Cash and cash equivalents		84	51	48
Trade receivables	3	18,229	13,857	19,001
Receivables and debit balances	4	1,516	4,949	1,038
Inventories	5	8,435	6,997	7,872

		28,264	25,854	27,959

Long term investments and balances

Minority debt		657	-	-
Investment in investee	6A	-	1,330	-

		657	1,330

Long term trade receivables		-	-	140

Deferred taxes	16D	-	-	174

Fixed assets, Net	7	1,554	412	576

Other assets- goodwill	6B	-	-	1,702

		30,475	27,596	30,551

Current Liabilities

Credit from bank	8	5,466	5,372	4,014
Trade payables	9	7,819	6,378	9,335
Payables and credit balances	10	4,124	3,353	3,568

		17,409	15,103	16,917

Long term liabilities

Bank loans	11	700	700	-
Shareholders' loans	12	6,047	5,616	3,835
Severance pay, net	13	862	862	708

		7,609	7,178	4,543

Minority interest		142	-	-

Guarantees, liens and commitments	14

Shareholders' Equity

Share capital	15	19	19	19
Retained earnings		5,296	5,296	9,072

		5,315	5,315	9,091

		30,475	27,596	30,551

—————————————— General Manager

Date of approval of financial statements: April 2, 2008

The accompanying notes are an integral part of the financial statements

Dimex Systems (1988) Ltd.

Statements of Operations

		Consolidated	Company
		For the year ended December 31	For the year ended
			December 31
		2007	2007	2006
	Note	NIS (K)	NIS (K)	NIS (K)

Revenues	17	54,205	45,982	41,879

Cost of revenues	18	42,132	35,663	32,554

Gross profit		12,073	10,319	9,325

Marketing and sales expenses	19	4,063	3,606	3,528

General and administrative expenses	20	8,360	7,585	4,185

		12,423	11,191	7,713

Operating income (loss)		(350)	(872)	1,612

Financial expenses, net		290	290	239

Other income (expenses)		150	141	(245)

Profit (loss) before taxes on income		(490)	(1,021)	1,128

Income tax expenses	16a	951	194	367

Profit (loss) after taxes on income		(1,441)	(1,215)	761

Minority's share in profit of investee companies		515	-	-

Company's share in profit of investee companies		-	289	2,839

Net profit (loss)		(926)	(926)	3,600

The accompanying notes are an integral part of the financial statements

Dimex Systems (1988) Ltd.

Statements of Changes in Shareholders’ Equity

	Share Capital	Retained Earnings	Total
	NIS (K)	NIS (K)	NIS (K)

Balance on December 31, 2005	19	7,205	7,224

Dividend distributed	-	(1,733)	(1,733)
Net profit for the year 2006	-	3,600	3,600

Balance on December 31, 2006	19	9,072	9,091

Dividend distributed	-	(2,850)	(2,850)
Net loss for the year 2007	-	(926)	(926)

Balance on December 31, 2007	19	5,296	5,315

The accompanying notes are an integral part of the financial statements

Dimex Systems (1988) Ltd.

Statements of Cash Flows

	Consolidated	Company
	For the year ended December 31	For the year ended
		December 31
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Cash flows from operating activities

Net profit (loss)	(926)	(926)	3,600
Adjustments to reconcile net income to net cash provided by operating
activities (Appendix A)	1,056	1,362	(3,404)

Net cash provided by (used in) operating activities	130	436	196

Cash flows from investing activities

Merger with subsidiary (Appendix B)	-	-	28
Purchase of fixed assets	(1,330)	(58)	(71)
Loans given to subsidiary	-	(1,041)	-
Proceed from sale of fixed assets	73	28	-
Purchase of intangible assets	(351)	(351)	-

Net cash used in investing activities	(1,608)	(1,422)	(43)

Cash flows from financing activities

Increase in short term credit from banks, net	1,092	998	1,886
Long-term loans received	1,060	1,060	-
Shareholders' loans (repaid) received	2,212	1,781	(435)
Dividend distributed	(2,850)	(2,850)	(1,733)

Net cash provided by (used in) financing activities	1,514	989	(282)

Increase (decrease) in cash and cash equivalents	36	3	(129)

Cash and cash equivalents at the beginning of the year	48	48	177

Cash and cash equivalents at the end of the year	84	51	48

The accompanying notes are an integral part of the financial statements

Dimex Systems (1988) Ltd.

Statements of Cash Flows

Appendix A

Adjustments to reconcile net income to net cash provided by (used in) operating activities

	Consolidated	Company
	For the year ended December 31	For the year ended
		December 31
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Income and expenses not involving cash flows:

Depreciation and amortization	2,369	2,275	222
Increase (decrease) in liability for termination of employee/employer
relationship	154	154	25
Changes in deferred taxes	(127)	(127)	(11)
Company's share in losses (profit) from Investee company	-	(289)	(2,839)
Capital gain	(37)	(28)	-
Changes in minority interest	(515)	-	-

	1,844	1,985	(2,603)

Changes in assets and liabilities:

Decrease in trade and other receivables	735	1,674	774
Decrease (increase) in inventories	(563)	875	(182)
Increase (decrease) in trade and other payables	(960)	(3,172)	(1,393)

	(788)	(623)	(801)

	1,056	1,362	(3,404)

Appendix B – Merger with subsidiary

Company
For the year ended December 31
2006
NIS (K)

Working capital (excluding cash)	(3,848)
Fixes assets	(91)
Deferred taxes	(82)
Liability for termination of employee/employer relationship equity	200
3,849

28

The accompanying notes are an integral part of the financial statements

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 1	–	GENERAL

A.	The Company, Dimex Systems (1988) Ltd., was incorporated in April 1988 and is engaged in the import and marketing of control and measurement appliances and laser scanners’ systems. The Company is also engaged in granting services of consultation, implementation and development of products in this field.

In May 2002, the Company purchased all issued and fully paid shares of Intermec Ltd. which is engaged in import and marketing of control and measurement appliances and laser scanners’ systems.

B.	Definitions:

The Company- Dimex Systems (1988) Ltd.

Subsidiary- Intermec Ltd.

Related parties and affiliates- as stated in Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Interested party- as defined in section (1) of the “interested party” in a firm in paragraph 1 of the Securities Law.

C.	Merger with subsidiary:

On December 31, 2006, the Company merged with the subsidiary Intermec (Dimex Group) Ltd. The Company had filed for a pre-ruling to the tax authorities regarding the merger.

The balances in the financial statements as of December 31st, 2006 are of the merged company. The balances in the profit and loss statement of the company for the year ended December 31st, 2006 reflect the activity of the company prior to the merger.

D.	Subsidiary companies

1.	On January 2007, the Company established a 90% owned subsidiary whose main activity is to produce and sell perishable equipment in the field of measurement instruments and laser scanners.

2.	On March 2007, the company established a 60% owned subsidiary whose main activity is to develop a platform of project execution in the field of measurement instruments and laser scanners. The subsidiary has an accumulated loss (unaudited) of 1.2 million NIS as of September 30, 2007. In the founders’ agreement of the subsidiary it was decided that the company and the minority shareholders would finance the activity in proportion to their relative share in the subsidiary. The company has granted a loan to the minority shareholders of 480 thousand NIS bearing a yearly interest of 8% to the minority shareholders in 12 monthly payments starting July 2007. in light of the above the minority shareholders hold up their obligation of financing the subsidiary’s activity according to the founder agreement. The Company’s management believes that the minority shareholders will continue to fulfill their commitments and therefore the company has debited the minority shareholders for 40% of the subsidiary’s loss for the period ended September 30, 2007.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 1	–	GENERAL (cont.)

E.	Discontinued operation

In January 2008, the Company entered into an assets purchase agreement with B.O.S Better On-Line Solutions Ltd. (“BOS”). Under the agreement BOS will purchase all of the Company’s assets relating to the Company’s business, including its investment in subsidiaries and its goodwill.

These financial statements do not reflect the impact of this agreement.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies, which have been applied consistently with those of previous years, are as follows:

A.	Financial statements in reported amounts

In the year 2001, the Israel Accounting Standards Board released Israel Accounting Standard 12, which deals with discontinuance of the adjustment of financial statements. According to this Standard (and the amendment of it by Israel Accounting Standard 17), the adjustment of the financial statements to inflation is to be discontinued as of January 1, 2004. Pursuant to the Standard’s instructions, the Company ceased the adjustment to inflation of its financial statements as of January 1, 2004.

B.	Use of estimates and assessments

The preparation of financial reports according to generally accepted accounting principles requires that the management use estimates and assessments, which affect the reported data regarding assets and liabilities, conditional assets and contingent liabilities disclosed in the financial statements and income and expenses in the reported period. Actual results may differ from these estimates.

C.	Exchange rates

Balances in or linked to, foreign currency are stated in the financial statements at the representative rates of exchange in effect at balance sheet date, as published by The Bank of Israel. Balances linked to the CPI are included in the balance sheets according to the latest index published prior to balance sheet date. Changes in monetary balances caused by changes in foreign currency exchange rate or from changes in the CPI are charged to the statement of operation as incurred.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Exchange rates (cont.)

Hereunder are details of the CPI and dollar exchange rates:

	Dollar Exchange Rates	CPI
	NIS	Points (*)

At December 31, 2007	3.846	102.5
At December 31, 2006	4.225	99.13

Rates of increase (decrease) in the years	In percentage %

2007	(9.0)	3.4
2006	(8.2)	(0.1)

(*)The CPI base on average for the year 2006 is 100.

D.	Cash and cash equivalents

Cash and cash equivalents include cash balances and deposits with banks that have original maturities of three months or less and are not restricted.

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the moving average method.

F.	Fixed Assets

Fixed assets are stated at cost. Depreciation is calculated by the straight-line method at the following rates, which are considered appropriate for writing off the assets over their estimated useful lives:

%

Computers and accompanying equipment	33
Furniture and office equipment	6-15
Motor vehicles	15
Leasehold improvements	20
Control and laboratory equipment	15-20

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Investment in subsidiary

The investment in subsidiary was stated in the Company’s financial statements until December 31st, 2005 on an equity value basis.

The excess of cost of the investment in a subsidiary over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of ten years until December 31st, 2005. As of this date, the amortization of goodwill has stopped according to standard No. 20 of the Israel Accounting Standards Board.

H.	Revenue recognition

Revenues from sales, commissions and others are recognized upon the delivery of the product.

Revenues from services are recognized over the period of the agreement.

Revenues from royalties are recognized on cash basis.

I.	Customers – Allowance for doubtful accounts

Allowance for doubtful accounts has been calculated on a case by case basis, with respect to debts whose collection is in doubt.

J.	Deferred taxes

Deferred taxes are computed according to the liability method, with respect to temporary differences between the reported amounts of assets and liabilities and their tax basis. The Company recognizes tax benefits receivable where the expectation of realization of the benefits is probable.

K.	Impairment of assets

The Company examines on each balance date the returnable amount of its assets whenever signs of impairment of those items exist. When an asset’s book value exceeds its returnable amount, the Company recognizes the loss from impairment of that asset. Loss from impairment of assets, excluding goodwill, which was recognized earlier, is annulled only in the case of a change in estimates used to determine the returnable amount, as of the date when the last loss from impairment was recognized. The book value after the annulment will not exceed the book value of that asset that would have been set, unless the loss from impairment had been recognized during prior years.

The Company impaired goodwill registered in its books at the amount of 1.7 millions NIS and an amount of 351 thousands NIS in its subsidiaries books due to the discontinued operation.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 3	–	TRADE RECEIVABLES

	Consolidated	Company
	December 31,	December 31,
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Open balance	17,428	13,733	18,465
Checks	1,253	558	840

Total trade receivables	18,681	14,291	19,305
Less: Allowance for doubtful accounts	(452)	(434)	(304)

	18,229	13,857	19,001

NOTE 4	–	RECEIVABLES AND DEBIT BALANCES

	Consolidated	Company
	December 31,	December 31,
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Government institutions	91	18	98
Deferred taxes	572	572	271
Affiliated Company	186	3,732	447
Others	667	627	222

	1,516	4,949	1,038

NOTE 5	–	INVENTORIES

Inventories include finished products and spare parts.

NOTE 6	–	INVESTMENT IN INVESTEE

A.	Balance of investment account

December, 31
2007
NIS (K)

Shares cost	-
Accumulated gains	289
Long- term loan (*)	1,041

1,330

(*) Balances are linked to the CPI. The date of repayment is not determined.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 6	–	INVESTMENT IN INVESTEE (cont.)

B.	Goodwill deriving from investment in subsidiary :

	Company
	December, 31	December, 31
	2007	2006
	NIS (K)	NIS (K)

Initial cost	2,891	2,891
Purchase of goodwill	351
Repayment of investment	(55)	(55)
Impairment of goodwill (*)	(2,053)	-
Accumulated depreciation	(1,134)	(1,134)

	-	1,702

(*) See note 2, regarding impairment of assets.

NOTE 7	–	FIXED ASSETS, NET

A.	Composition

	Furniture and Office Equipment	Computers	Motor Vehicles	Leasehold improvements	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

COMPANY

Cost

Balance on Jan 1, 2007	581	540	618	72	1,811
Additions, net	-	58	-	-	58
Disposals	-	-	(74)	-	(74)

Balance on Dec 31, 2007	581	598	544	72	1,795

Accumulated depreciation

Balance on Jan 1, 2007	383	436	371	45	1,235
Depreciation for the year	84	64	59	15	222
Disposals	-	-	(74)	-	(74)

Balance on Dec 31, 2007	467	500	356	60	1,383

Net book value on Dec 31, 2007	114	98	188	12	412

Net book value on Dec 31, 2006	198	104	247	27	576

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 7	–	FIXED ASSETS, NET (cont.)

A.	Composition (cont.)

	Furniture and Office Equipment	Computers	Motor Vehicles	Leasehold improvements	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

CONSOLIDATED

Cost

Balance on Jan 1, 2007	581	540	618	72	1,811
Additions, net	1,234	58	38	-	1,330
Disposals	-	-	(112)	-	(112)

Balance on Dec 31, 2007	1,815	598	544	72	3,029

Accumulated depreciation

Balance on Jan 1, 2007	383	436	371	45	1,235
Depreciation for the year	176	64	59	15	314
Disposals	-	-	(74)	-	(74)

Balance on Dec 31, 2007	559	500	356	60	1,475

Net book value on Dec 31, 2007	1,256	98	188	12	1,554

Net book value on Dec 31, 2006	198	104	247	27	576

B.	As to liens, see Note 14b.

NOTE 8	–	SHORT – TERM CREDIT

			Consolidated	Company
	Rate of interest		December 31,	December 31,
	%		2007	2007	2006
			NIS (K)	NIS (K)	NIS (K)

Overdrafts- NIS	Prime + 0.5	% (*)			74
Loan in NIS	7%		278	827	100
Loan in NIS	7.75%		828	-	-
Loan in NIS			4,000	4,000	3,840
Current maturities of long-term
loans	Prime + 0.5	% (*)	360	360	-

			5,466	5,372	4,014

*- Prime interest as of December 31, 2007 is 5.75%.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 9	–	TRADE PAYABLES

	Consolidated	Company
	December 31,	December 31,
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Abroad	2,497	2,258	4,273
Affiliated company	-	1,018	1,603
Local	4,688	3,056	3,429
Payable notes	634	46	30

	7,819	6,378	9,335

NOTE 10	–	PAYABLES AND CREDIT BALANCES

	Consolidated	Company
	December 31,	December 31,
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Employees and related institutions	1,915	1,809	1,345
Government institutions	981	356	1,374
Advance payments	757	757	286
Accrued expenses and others	471	431	563

	4,124	3,353	3,568

NOTE 11	–	LONG-TERM BANK LOANS

	Consolidated	Company
	December 31,	December 31,
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Loan in NIS	1,060	1,060	-
Less current maturities of long-term loans	(360)	(360)	-

	700	700	-

NOTE 12	–	SHAREHOLDERS’ LOANS

The loans are linked to the CPI and do not bear interest. The date of repayment is not determined.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 13	–	SEVERANCE PAY, NET

A.	The Company’s liabilities for severance pay for its senior employees are covered by payments for management’s insurance policies and by the liability in the financial statements. For other employees, the Company makes deposits in a provident fund (a general compensation fund).

The amounts deposited in the provident fund include accrued profits and may be withdrawn subject to restrictions determined by law.

B.	Composition:

	Consolidated	Company
	December 31,	December 31,
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Liability for severance pay	3,462	3,462	2,908
Less - deposits in a provident fund	(2,600)	(2,600)	(2,200)

	862	862	708

NOTE 14	–	GUARANTEES, LIENS AND COMMITMENTS

A.	Guarantees

The Company has guaranteed the sum of 120 thousand NIS on behalf of customers.

B.	Liens

In order to obtain credit from a bank the Company has put up all of its assets as collateral.

C.	Commitments

1.	The Company has a lease agreement for 520 square meters in Tel Aviv for the offices used by the Company and its affiliated companies. The lease period is five years, ending October 2008, with an option for an additional five years. The annual rental fee is approximately 74 thousand dollars.

2.	The Company has a leasing agreement for some of its vehicles. As of December 31st, 2007, the Company is obligated to minimal payments of approximately 120 thousand NIS in the year 2008.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 15	–	SHARE CAPITAL

A.	Balance at December 31, 2007 and 2006 :

	Issued and fully paid	Registered
	Number of Shares

Ordinary shares of 1 NIS par value	160,000	9,001

Ordinary shares class A of 0.1 NIS par value	400,000	100,000

B.	Plan for allocating options to employees

During the year 2000, the Company’s board of directors approved a plan to allocate shares to employees.

Eight thousand of the shares issued to the employees were purchased by the parent company during December 2004.

In December 2004, the Company’s board of directors approved a plan to grant options to employees, functionaries and directors of the Company.

According to the plan, up to 100,000 options will be granted to employees, and can be exercised for the Company’s ordinary shares of 0.1 NIS par value.

The shares grant the right to receive dividends and the right to receive a part of the Company’s assets upon dissolution, but do not entitle their owners to any voting rights.

The options will be granted to the employees without consideration and without an exercise price.

Employees will not be allowed to sell or to transfer to a third party any shares that were acquired by executing options according to the plan for the period of one year from the date of aforementioned execution, unless the Company agrees otherwise.

Should someone cease being an employee of the Company and still hold the Company’s shares, then the employee will be prevented from selling or transferring these shares for a period of one year from the termination of employment and the Company will be entitled during that period to instruct the former employee to sell the shares to the Company or to whomever the Company designates.

The Company asked the tax authorities to recognize the options plan as a “share allotment by a trustee” according to section 102 of the Tax Ordinance “labor income.”Therefore, the benefit component of the plan will be a recognized deduction for tax purposes.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 16	–	TAXES ON INCOME

A.	Composition of tax income (expenses):

	Consolidated	Company
	For the year ended December 31	For the year ended
		December 31
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Current taxes	1,078	321	378
Deferred taxes	(127)	(127)	(11)

	951	194	367

B.	The Company recorded a deferred tax asset for the temporary differences in recognition of severance pay, provision for vacation and allowance for doubtful debts. The realization of future tax benefits, relating to the aforementioned temporary differences, is conditional on the existence of future income for tax purposes.

C.	Theoretical tax:

	Consolidated	Company
	For the year ended December 31	For the year ended
		December 31
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Income (loss) before tax	(490)	(1,021)	1,128
Theoretical tax	(142)	(296)	350
Temporary differences	1,093	490	17

	951	194	367

D.	Changes in deferred taxes

	For current items	For non-current items	Total

Balance on January 1, 2007	271	174	445
Changes for the year	301	(174)	127

Balance on December 31, 2007	572	-	572

E.	Final tax assessments

The Company has final tax assessments under the Law up to and including the tax year 2002.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 17	–	REVENUES

	Consolidated	Company
	For the year ended December 31	For the year ended
		December 31
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Sales	40,966	32,245	31,267
Commissions and others	3,385	3,883	2,802
Service contracts	9,854	9,854	7,810

	54,205	45,982	41,879

NOTE 18	–	COST OF SALES

	Consolidated	Company
	For the year ended December 31	For the year ended
		December 31
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Materials consumed	33,433	29,677	28,067
Payroll	5,750	4,961	3,755
Vehicles maintenance	1,025	1,025	732
Plant maintenance	242	-	-

	42,132	35,663	32,554

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 19	–	MARKETING AND SALES EXPENSES

	Consolidated	Company
	For the year ended December 31	For the year ended
		December 31
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Payroll	2,960	2,765	2,663
Advertising and trade shows	24	24	93
Vehicles maintenance	350	342	334
Transportations	729	475	438

	4,063	3,606	3,528

NOTE 20	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated	Company
	For the year ended December 31	For the year ended
		December 31
	2007	2007	2006
	NIS (K)	NIS (K)	NIS (K)

Payroll	2,951	2,761	1,555
Rent	332	332	380
Office expenses	1,386	1,346	1,237
Professional services	385	363	240
Vehicles maintenance	282	214	171
Depreciation expenses	2,154	1,801	173
Others	870	768	429

	8,360	7,585	4,185

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 21	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

		Consolidated	Company
		For the year ended December 31	For the year ended
			December 31
		2007	2007	2006
		NIS (K)	NIS (K)	NIS (K)

A	Income (expenses) from activities with related
	parties

	Income

	Sales to affiliated companies	-	3,730	4,378

	Costs and expenses

	Purchases from affiliated companies	-	(3,252)	(8,446)

B	Balances of related parties

	In trade receivables:

	Consolidated company			446

	In long-term investments

	subsidiary	-	1,330	-

	In receivables and debt balances

	Subsidiary	-	2,705	-

	Affiliated companies	186	938	-

	In payables and credit balances

	Consolidated company	-	1,018	-

	Affiliated companies	-	-	1,603

	In long-term liabilities

	Shareholders' loans	6,047	5,616	3,835

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 22	–	EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE FINANCIAL STATEMENTS

The financial statements are represented according to the Israeli GAAP.

The significant differences between the Israeli GAAP and the U.S. GAAP relate primarily to the following matters:

A.	Presentation of liability for termination of employee/employer relationship

According to the Israeli GAAP, the sum of a funded provision in a provident fund is deducted from the related liability. According to the U.S. GAAP, offsetting assets and liabilities in these circumstances is not acceptable.

B.	Goodwill

In the financial statements that were prepared according to the Israeli GAAP, the Company has allocated the difference between the purchase price and the subsidiary equity to goodwill, instead of allocating the difference to other intangible assets. In the financial statements prepared according to the U.S. GAAP, the Company has allocated the difference to other intangible assets, which were amortized according to the benefit that the Company expected to receive from them. All of those intangible assets were amortized to zero by December 31st, 2005.

Dimex Systems (1988) Ltd.

Notes to Financial Statements

NOTE 22	–	EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE FINANCIAL STATEMENTS (cont.)

C.	Following are the effects of the differences on the financial statements: (cont.)

	Consolidated
	December 31, 2007
	Financial Statements Israeli GAAP	Effect of Differences	After effect of differences
	NIS (K)	NIS (K)	NIS (K)

Balance Sheet

Current assets	28,264	-	28,264
Fixed assets, net	1,554	-	1,554
Long-term investments	657	-	657
Other assets and deferred
expenses	-	2,600	2,600
Current liabilities	17,409	-	17,409
Long-term liabilities	7,609	2,600	10,209

	Consolidated			Company
	December 31, 2007			December 31, 2007
	Financial Statements Israeli GAAP	Effect of Differences	After effect of differences	Financial Statements Israeli GAAP	Effect of differences	After effect of differences
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Balance Sheet

Current assets	25,854	-	25,854	27,959	-	27,959
Fixed assets, net	412	-	412	576	-	576
Long-term investments	1,330	-	1,330	-	-	-
Goodwill	-	-	-	1,702	(1,702)	-
Other assets and deferred
expenses	-	2,600	2,600	314	2,200	2,514
Current liabilities	15,103	-	15,103	16,917	-	16,917
Long-term liabilities	7,178	2,600	9,778	4,543	2,200	6,743

	Company			Company
	December 31, 2007			December 31, 2006
	Financial Statements Israeli GAAP	Effect of Differences	After effect of differences	Financial Statements Israeli GAAP	Effect of differences	After effect of differences
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Profit and loss

Operating income (loss)	(350)	1,702	1,352	(872)	1,702	830

SUMMIT RADIO CORP.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

SUMMIT RADIO CORP.

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

Report of Independent Auditors

To the Board of Directors
Summit Radio Corp.

We have audited the accompanying balance sheet of Summit Radio Corp. (the Company) as of December 31, 2007, and the related statement of operations, statement of changes in shareholders’ equity and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of September 30, 2007 and the period then ended were audited by other auditors whose report dated November 15, 2007, included an explanatory paragraph regarding there ability to verify the valuation of the opening inventory as of January 1, 2007. The other auditor’s report has been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of Summit Radio Corp. at December 31, 2007, and the results of their operations and their cash flows for the three months then ended in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC
March 31, 2008

SUMMIT RADIO CORP.
BALANCE SHEET

December 31, 2007

ASSETS
Current Assets:
Cash and cash equivalent	$644,052
Accounts receivable, net of allowance for doubtful accounts of $118,466 at
December 31, 2007	2,744,637
Prepaid expenses and other current assets	72,219
Inventories	2,745,959

Total current assets	6,206,867

Fixed Assets:
Cost	384,030
Less - accumulated depreciation	(273,172)

110,858

Loan receivable from Lynk, Inc.	1,694,876

Total assets	$8,012,601

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$1,485,541
Outstanding checks	333,355
Accrued expenses and other payables	153,165

Total current liabilities	1,972,061

Long-term bank loan	2,450,000

Total liabilities	4,422,061

Commitments and Contingent Liabilities

Shareholders' Equity
Common stocks, $1 par value; 20 shares authorized, issued and outstanding
as of December 31, 2007	20
Additional paid-in capital	9,779
Retained earnings	3,580,741

Total shareholders' equity	3,590,540

Total liabilities and shareholders' equity	$8,012,601

The accompanying notes are an integral part of the financial statements.

SUMMIT RADIO CORP.
STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Net sales	$17,020,842
Cost of sales	13,629,270

Gross profit	3,391,572

Operating expenses:
Selling expenses	835,472
General and administrative expenses	2,511,845

Total operating expenses	3,347,317

Operating income	44,255

Other loss, net	(140,428)

Interest expenses, net	(5,459)
State and local taxes expenses	(3,012)

Net loss	$(104,644)

The accompanying notes are an integral part of the financial statements.

SUMMIT RADIO CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common stock
	Number	Amount	Addition paid-in capital	Retained earnings	Total

Balance at January 1, 2007	20	$20	$9,779	$3,685,385	$3,695,184
Net loss	-	-	-	(104,644)	(104,644)

Balance at December 31, 2007	20	$20	$9,779	$3,580,741	$3,590,540

The accompanying notes are an integral part of the financial statements.

SUMMIT RADIO CORP.
STATEMENTS OF CASH FLOWS

Year Ended December 31, 2007

Operating Activities
Net loss	$(104,644)

Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation	14,368
Allowance for doubtful accounts	118,466
Change in assets and liabilities:
Loss on the disposal of equipment	146,850
Account receivables	281,514
Prepaid expenses and other current assets	(38,068)
Inventories	(266,555)
Account payable	(660,327)
Outstanding checks	333,355
Accrued expenses and other liabilities	125,781

Net cash used in operating activities	(49,260)

Investing Activities
Purchase of fixed assets	(121,532)

Net cash used in investing activities	(121,532)

Financing Activities
Shareholders' distributions	(470,000)
Loan receivable from Lynk, Inc.	(1,694,876)
Long-term bank loan	2,450,000

Net cash provided by financing activities	285,124

Net increase in cash and cash equivalents	114,332

Cash and cash equivalent
Beginning of the year	529,720

End of the year	$644,052

Supplemental disclosures of cash flow information:
Cash paid for taxes	$3,012
Cash received for interest	$12,515

The accompanying notes are an integral part of the financial statements.

SUMMIT RADIO CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE COMPANY

Summit Radio Corp. (“the Company”) was formed in 1956 in the State of New York. The company later relocated and incorporated in the State of New Jersey in 1970. The company operates its sole distribution facility in Teaneck, New Jersey and is engaged in the business of distributing electronic components and aircraft spare parts to domestic and foreign customers.

The Company has also registered “Summit Aviation Supply” and “Sussex Mechanical Products” as trade names in the State of New Jersey.

On November 21, 2007, B.O.S Better Online Solutions Ltd. (“BOS”) purchased 100% of the Company through its wholly owned subsidiary, Lynk USA, Inc. (“Lynk”), for a consideration of approximately $4,500,000 in cash and 360,000 shares of BOS. In addition BOS shall pay an amount of up to $500,000 in cash, in contingent payments upon achievement by the Summit of the financial milestones in years 2008 and 2009. BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company’s accounting policies are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Concentration of Credit Risk
The company’s sole business operations are derived from a distribution and office facility in Teaneck, New Jersey.

The financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable. The Company grants credit to customers based on an evaluation of the customer’s financial condition. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company controls its exposure to credit risks through credit approvals, credit limits and monitoring procedures and establishes allowances for anticipated losses. The company sells products to domestic and international customers. From the company’s customers, five customers individually represent approximately 69% of the company’s sales volume. As of December 31, 2007, these five customers represent approximately 70% of the company’s total account receivable.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Fair Value
The carrying value of accrued expenses approximates fair value due to the short-term nature of the liability.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reported at their outstanding unpaid principal balance reduced by an allowance for doubtful accounts. The Company records allowances based on specific receivables. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. As of December 31, 2007 the allowance for doubtful accounts amounted to $118,466.

SUMMIT RADIO CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Inventories
Inventories are stated at the lower of cost, determined by using the average cost method, or market. The Company periodically reviews inventory for slow-moving or obsolete items. Such items are written down to net realizable value.

Fixed Assets
Fixed Assets is recorded at cost or fair value at the date of acquisition, less accumulated depreciation. Depreciation of fixed assets is provided for by using the straight-line method over the estimated useful lives of the respective assets. Improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred.

The annual depreciation rates are:	Years

Equipment	5
Automobiles	7
Furniture	5
Leasehold improvements	5-39

Revenue Recognition
Revenues from product sales are recognized in accordance with Staff Accounting Bulletin 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured.

Advertising Costs
Advertising costs are expensed when the advertisement takes place. The amount of advertising costs charged to operations for the year ended December 31, 2007 were $47,614 and is included in selling expenses in the accompanying statement of operations.

Income Taxes
Potential benefits of income tax losses are not recognized in the accounts until it is estimated that realization is more likely than not. The Company has adopted SFAS No. 109 as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. As of December 31, 2007 the Company did not have a deferred tax asset or liability.

NOTE 3 – FIXED ASSETS

In December 31, 2007 fixed assets consist of the following:

Equipment	$189,044
Furniture	85,950
Leasehold improvement	109,036

Total	384,030
Less accumulated depreciation	(273,172)

Fixed assets, net	$110,858

NOTE 4 – LONG-TERM BANK LOAN

On December 2, 2007 the Company obtained promissory note from Bank Leumi USA (“Leumi”) in amount of $2,450,000, which matured on December 2, 2009. The promissory note bears 0.5% per annum above the rate of interest designated by Leumi. Interest shall be paid at the end of each month. As collateral for the promissory note, the Company has granted Leumi a security interest in all of its assets. The promissory note restricts the Company from, among other things, incurring debt or paying dividends.

SUMMIT RADIO CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – LONG-TERM BANK LOAN (CONTINUED):

The promissory note also requires that the Company comply with certain financial covenants that include maintaining minimum levels of tangible net worth, net income and a fixed charge coverage ratio. Accrued interest for the promissory note was approximately $7,911 as of December 31, 2007.

NOTE 5 – PROFIT SHARING PLAN

The company maintains a 401 (k) pension plan for all eligible employees with a minimum of one year of service who wish to contribute. The company pays all administrative costs of the plan including the cost of all filing requirements. In 2007 the company expended $4,728 for these administrative expenses.

Employer contributions are determined by an annual resolution of the company’s Board of Directors.

NOTE 6 – RELATED PARTIES

On December 18, 2007, the Company granted Lynk, a loan in the principal amount of $1,692,465 bearing interest at an annual rate of four percent compounded annually, and shall be due and payable (principal and accrued interest) to the Company upon the earlier of: i. the liquidation of Lynk; ii. the cessation of Lynk’s business, or iii. the lapse of seven days from the delivery by the Company to Lynk of a written repayment demand. Without limiting the foregoing, Lynk may repay the Loan and interest in whole or in part at any Time prior to the maturity date.

The Loan and accrued interest shall be convertible, at the option of the Company, into shares of common stock of Lynk at any time prior to the Maturity Date, to the extent of any loan amount then outstanding, at a price per share equal to par value. The Loan shall be unsecured, senior to any subsequent debts incurred by Lynk and shall be evidenced by a promissory note. Related party interest income was $2,411 for the period ended December 31, 2007.

The company entered into a four year lease agreement on February 13, 2006 with a related party (see note 8 for farther information).

According to section 7 of the agreement between Lynk to Donald Levi and Andrew Levi, the owners of the Company till November 21, 2007 (“the seller”), the ownership of two of the Company’s cars were transferred to the seller at no cost, prior the closing. The net book value of the cars was $146,850 at the day of the ownership transfer.

In December 31, 2007 related parties transactions consist of the following:

	Odem Ltd. (*)	Lynk USA (**)	Donald Levi and Andrew Levi

Account receivable as of 12.31.07	$50,493	-	-
Account payable as of 12.31.07	$95,575	-	-
Sales of goods from Nov 21.07 to Dec 31.07	$34,260	-	-
Purchase from Nov 21.07 to Dec 31 2007	$86,356	-	-
Loan from Lynk USA as of 12.31.07		$1,694,876	-
Accumulated interest on Lynk USA loan		$2,411	-
Other loss, net		-	$146,850

(*) Odem Ltd. owned by B.O.S Better Online Solutions Ltd, Lynk USA parent company.
(**) Lynk USA own 100% of the Company.

SUMMIT RADIO CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – COMMITMENT AND CONTINGENT LIABILITIES

Litigation
The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. As of December 31, 2007, the Company does not have any outstanding legal proceedings or claims.

Operating Leases
The company entered into a four year lease agreement on February 13, 2006 with a related party for a 7,500 square foot warehouse and office facility on Teaneck Road in Teaneck, New Jersey. The lease commenced in February 1, 2006 and terminates in January 31, 2010. The lease is a net lease with the tenant responsible for all utilities, interior repairs and maintenance of the parking areas and structural exterior maintenance.

The lease calls for monthly payments of $4,600 on the first day of each month with no escalations.

The following is a schedule, by year, of future minimum lease payments under capital leases, together with present value of the minimum lease payments as of December 31, 2007:

2008	$55,200
2009	55,200
2010	4,600

TOTAL	$115,000

NOTE 8 – INCOME TAX

Prior to November 21, 2007 the company was an S-corp. As such, no provision or liability for federal, state and local income taxes has been reflected in the financial statements related to of the Company since such liabilities are the responsibility of the individual members.

Starting November 21, 2007 the company became a Corporation. The Company accounts for corporation income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Potential benefits of income tax losses are not recognized in the accounts until it is estimated that realization is more likely than not. The Company has adopted SFAS No. 109 as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. As of December 31, 2007 the Company did not have a deferred tax asset or liability.

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

REPORT OF THE INDEPENDENT AUDITORES ON SUPPLEMENTARY
FINANCIAL INFORMATION

To the Board of Directors
Summit Radio Corp.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

ARIK ESHEL, CPA & ASSOC., PC
March 31, 2008

SUMMIT RADIO CORP.
SUPPLEMENTARY FINANCIAL INFORMATION

For the period from November 21,2007 to December 31, 2007

Net sales	$1,683,878
Cost of sales	1,309,825

Gross profit	374,053

Operating Expenses:
Selling expenses	84,651
General and administrative expenses	275,657

Total operating expenses:	360,308

Operating income	13,745

Interest expenses, net	4,288

State and local taxes expenses	770

Net income	$8,687

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

          The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the acquisitions by BOS Better Online Solutions Ltd. (“BOS”) of Summit Radio Corp. (“Summit”) and the purchase of the assets and activities of Dimex Systems (1988) Ltd., and its subsidiary, Dimex Hagalil Ltd. (“Dimex”), (together, the “Acquisitions”) under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

        The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2007, give effect to the Acquisitions as if they had occurred on January 1, 2007 and combine the historical unaudited statements of operations of BOS, Dimex and Summit, for such period. Integration costs are not included in the accompanying unaudited pro forma condensed combined financial statements.

          The following unaudited pro forma condensed combined balance sheet as of December 31, 2007 gives effect to the Acquisitions as if they had occurred on that date, and reflects the allocation of the purchase price based on the estimated fair values at the date of acquisition. The excess of the consideration paid by BOS in the Acquisitions over the fair value of identifiable assets and liabilities has been recorded as goodwill.

This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of BOS, Dimex and Summit, for the year ended December 31, 2007, appearing elsewhere herein.

          Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisitions occurred at the beginning of the period presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma condensed combined statements of operation are based on historical financial statements of BOS, Dimex and Summit. Dimex historical financial statement of operation was translated from NIS in to U.S. dollar based on the average exchange rate in year 2007 and the balance sheet was translated from NIS in to U.S. dollar based the on exchange rate as of December 31, 2007. This unaudited pro forma condensed combined financial information do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that BOS believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statements. In addition, the pro forma balance sheet includes allocations of the purchase price based upon preliminary estimates of the fair value of the assets and liabilities acquired. These allocations may be adjusted in the future upon finalization of these preliminary estimates.

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
U.S. dollars in thousands (except per share data)

	BOS	Summit	Dimex	Adjustments

	For the year ended December 31,

	2007			Summit *	Summit		Dimex		Total	Pro forma

Revenues	$23,774	$17,020	$13,195	$(1,684)	$-		$-		$(1,684)	$52,305
Cost of revenues	19,099	13,629	10,256	(1,391)	-		-		(1,391)	41,593
Amortization of acquired intangible assets					117	(1b3)	28	(1a3)	145	145

Gross profit	4,675	3,391	2,939	(293)	117		28		(438)	10,567

Operating expenses:
Research and development	636	-	-	-	-		-		-	636
In process Research and Development	170	-	-	-	-		-		-	170
Sales and marketing	3,811	3,347	2,610	(363)	-		-		(363)	9,405
General and administrative	1,980	-	-	-	-		-		-	1,980
Amortization of acquired intangible assets	-	-	-	-	21	(1b3)	165	(1a3)	186	186

Total operating expenses	6,597	3,347	2,610	(363)	21		165		(177)	12,377

Operating income (loss)	(1,922)	44	329	70	(138)		(193)		(261)	(1,810)
Financial expenses, net	(469)	(5)	(71)	6	(179	)(1d)	(171	)(1d)	(344)	(889)
Other income (expenses), net	(6,233)	(140)	37	-	-		-		-	(6,336)

Income (loss) before tax on income	(8,624)	(101)	295	76	(317)		(364)		(605)	(9,035)
Tax on income	(9)	(3)	(231)	(29)	48	(1b3)	56	(1a3)	75	(168)

Net income (loss) after tax on income	(8,633)	(104)	64	47	(269)		(308)		(530)	(9,203)
Income related to discontinued operations	237	-	-	-	-		-		-	237
Minority interest in earnings of a subsidiary	-	-	125	-	-		-		-	125

Net income (loss)	$(8,396)	$(104)	$189	$47	$(269)		$(308)		$(530)	$(8,841)

Basic and diluted net loss per share	$(0.97)									$(0.93)

Weighted average number of shares used in computing basic and diluted net loss per share	8,651,000				360,000	(1b1)	500,224	(1a1)		9,511,224

* Deduction of Summit statement of operation for the period November 21-December 31, 2007 that is already included in BOS consolidated statement of operation for the year ended December 31, 2007.

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
U.S. dollars in thousands

	BOS December 31, 2007	Dimex December 31, 2007	Adjustments*	Adjustments**	Note	Pro forma

	(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS:

Cash and cash equivalents	$4,271	$22	$(11)	$(1,238)	(1a1)	$3,044
Trade receivables, net	9,114	4,740	(628)	-		13,226
Other accounts receivable and prepaid expenses	945	394	(394)	-		945
Inventories	8,321	2,193	247	-		10,761

Total current assets	22,651	7,349	(786)	(1,238)		27,976

LONG-TERM INVESTMENTS
Minority debt	-	171	(171)	-		-
Other assets	42	-	108	-		150
Severance pay fund	687	-	-	-		687
Investment in other companies	2,494	-	-	-		2,494

Total long-term investments	3,223	171	(63)	-		3,331

PROPERTY AND EQUIPMENT, NET	719	404	10	-		1,133

INTANGIBLE ASSETS AND DEBT ISSUANCE COST:
Goodwill	2,861	-	4,199	-	(1a2)	7,060
Other intangible assets	1,678	-	1,195	-	(1a2)	2,873

Total intangible assets and debt issuance cost	4,539	-	5,394	-		9,933

Total assets	$31,132	$7,924	$4,555	$(1,238)		$42,373

*	Adjustments to reflect the assets and liabilities acquired by BOS.
**	Adjustments to reflect the payment for the acquisition.

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF DECEMBER 31, 2007 (Cont.)

	BOS December 31, 2007	Dimex December 31, 2007	Adjustments*	Adjustments**	Note	Pro forma

	(Unaudited)	(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:

Short term banks loans and Current maturities	$5,028	$1,421	$(1,421)	$3,026	(1a1)	$8,054
Short term liability in connection with Dimex acquisition	-	-	7,519	(5,317)	(1a1)	2,202
Trade payables	5,258	2,033	(404)	-		6,887
Employees and payroll accruals	552	-	17	-		569
Deferred revenues	116	-	-	-		116
Accrued expenses and other liabilities	1,290	1,072	(891)	-		1,471

Total current liabilities	12,244	4,526	4,820	(2,291)		19,299

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	3,286	182	(182)	-		3,286
Long term liability in connection with Dimex acquisition	-	-	2,828	-		2,828
Shareholders’ loans	-	1,572	(1,572)			-
Deferred tax	366	-	305	-		671
Accrued severance pay	798	224	(224)	-		798

Total Long Term Liabilities	4,450	1,978	1,155	-		7,583

Minority interest		38	(38)			-

SHAREHOLDERS’ EQUITY	14,438	1,382	(1,382)	1,053	(1a1)	15,491

Total liabilities and shareholders’ equity	$31,132	$7,924	$4,555	$(1,238)		$42,373

*	Adjustments to reflect the assets and liabilities acquired by BOS.
**	Adjustments to reflect the payment for the acquisition.

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

NOTE 1:-	PRO FORMA

The pro forma condensed combined statements of income for the year ended December 31, 2007, include the adjustments necessary to give effect to the Acquisitions as if they had occurred on January 1, 2007. The pro forma condensed combined balance sheet includes the adjustments necessary to give effect to the acquisition of Dimex as if it had occurred on December 31, 2007 and to reflect the allocation of the acquisition cost to the fair value of tangible and intangible assets acquired as noted above, including the elimination of Dimex’s equity accounts.

The unaudited pro forma condensed combined financial statements reflect the following:

a.

In March 2008, BOS, through its subsidiaries Dimex Solutions Ltd., and Dimex Hagalil Projects (2008), purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and of Dimex Hagalil Ltd., a subsidiary of Dimex Systems (1988) Ltd. (together, “Dimex”). Dimex is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and Barcode technology.

1) The purchase consideration was estimated as follows:

Immediate consideration:
Cash consideration ($3,026 was finance through short term loan)	$4,264
Issuance 500,224 of BOS shares	1,053

$5,317
Accrued consideration:
Future consideration	5,029
Transaction expense	181

$5,210

Total consideration	$10,527

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

NOTE 1:-	PRO FORMA (Cont.)

2) Allocation of purchase consideration

December 31, 2007

Tangible assets, net	$5,438
Goodwill	4,199

Other intangible assets:
Customer relations	462
Backlog	28
Brand name	705

1,195

Deferred tax related to other intangible assets	$(305)

Total consideration	$10,527

3) Pro forma amortization of intangible assets for year 2007

	Amortization	Estimated useful life

Presented in cost of revenues:
Backlog	$28	1

Presented in sales and marketing:
Customer relations	77	6
Brand name	88	8

Total	$165

Deferred income tax benefit related to intangible assets	$(56)	1-8

Total amortization, net	$137

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

NOTE 1:-	PRO FORMA (Cont.)

	b.	On November 21, 2007 the Company purchased 100% of the outstanding shares of Summit, from Summit’s existing shareholders

1) The purchase consideration of Summit was estimated as follows:

Issuance of 360,000 BOS shares	$874
Cash consideration	4,472
Transaction costs (includes issuance costs in the amount of $29)	355

Total consideration	$5,701

The BOS shares issued are subject to “lock-up” periods of 1-2 years. In addition, Summit’s selling shareholders will receive contingent consideration of up to $500, based on performance in the years 2008 and 2009.

2) The purchase consideration of Summit was estimated as follows:

December 31, 2007

Cash	$451
Tangible assets, net (includes $62 which reflects the expected profit from realization of inventory)	3,192
Backlog	55
Customer list	167
Non-competing rights	40
Goodwill	1,909
Deferred tax liability	(113)

Total consideration	$5,701

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARY

NOTE 1:-	PRO FORMA (Cont.)

3) Pro forma amortization of intangible assets for year 2007:

	Amortization	Estimated useful life

Presented in cost of revenues:
Expected profit from realization of inventory	$62	1
Backlog	55	1

Total	$117

Presented in sales and marketing:
Customer list	14	12
Non-competing rights	7	6

Total	$21

Deferred income tax benefit related to intangible assets	$(48)	1-8

Total amortization, net	$90

c.

The Acquisitions have been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill. The value of the ordinary shares issued was determined based on the average market price of the Company’s ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

d.

Financial expense in Dimex is related to the cost of reduction in cash in the amount of $ 4,264 as if the acquisition occurred on January 31, 2007, and in Summit it is related to the loan in the amount of $4,472 which was taken by BOS.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statement on Form F-3 and related prospectus of B.O.S Better Online Solutions Ltd. (“BOS”) (File No. 333-130048) and into the Registration Statements of BOS on Form S-8 (Nos. 333-136957, 333-110696, 333-100971 and 333-11650) of our report dated April 2, 2008, with respect to the financial statements of Dimex Systems (1988) Ltd., which appears in the Company’s current report on Form 6-K.

/s/ CHAIKIN, COHEN, RUBIN & Co.
CHAIKIN, COHEN, RUBIN & Co.

June 26, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statement on Form F-3 and related prospectus of B.O.S Better Online Solutions Ltd. (“BOS”) (File No. 333-130048) and into the Registration Statements of BOS on Form S-8 (Nos. 333-136957, 333-110696, 333-100971 and 333-11650) of our report dated March 31, 2008, with respect to the financial statements of Summit Radio Corp., which appears in the Company’s current report on Form 6-K.

/s/ ARIK ESHEL, CPA & ASSOC., PC
ARIK ESHEL, CPA & ASSOC., PC

June 26, 2008